VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. Eastern Time on February 27, 2025.

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE IN PERSON:
If you would like to vote in person, please attend the Extraordinary General Meeting to be held on February 28, 2025 at 9:00 p.m. local time (i.e., 8:00 a.m. February 28, 2025, E.T.) at 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Extraordinary General Meeting of Shareholders Proxy Card - Blue Hat Interactive Entertainment Technology

The Board of Directors recommends you vote "FOR" all listed Proposals.

Proposal 1:
To consider and approve by an ordinary resolution that the share capital of the Company increase from "US$5,000,000 divided into 500,000,000 ordinary shares of US$0.01 par value each" to "US$500,000,000 divided into 50,000,000,000 ordinary shares of US$0.01 par value each by the creation of an additional 49,500,000,000 ordinary shares of a par value of US$0.01 each to rank pari passu in all respects with the existing ordinary shares of the Company with immediate effect (the "Authorized Share Capital Increase").

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal 2:
To consider and approve by an ordinary resolution a share consolidation (the "Share Consolidation") of the Company's ordinary shares, par value US$0.01 each in the authorized share capital of the Company (including issued and unissued share capital) at a ratio of 50-1 or 100-1, with the exact ratio to be selected at the sole discretion of the Company's Board.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Note: To transact other business that may properly come before the meeting and any postponement(s) or adjournment(s) thereof.

Date **Signature** **Signature, if held jointly**

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT999 90.00

Blue Hat Interactive Entertainment Technology
Extraordinary General Meeting of Shareholders
February 28, 2025
9:00 p.m. Local Time
(i.e., 8:00 a.m. February 28, 2025, E.T.)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Xiaodong Chen with full power of substitution and power to act alone, as proxies to vote all the Ordinary Shares which the undersigned would be entitled to vote if personally present and acting at the Extraordinary General Meeting to be held on February 28, 2025 at 9:00 p.m. local time (i.e., 8:00 a.m. February 28, 2025, E.T.) at 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH SPECIFICATIONS MADE, BUT IF NO CHOICES ARE INDICATED, THIS PROXY WILL BE VOTED FOR THE PROPOSALS LISTED ON THE REVERSE SIDE AND IN THE CASE OF OTHER MATTERS THAT LEGALLY COME BEFORE THE MEETING OR ANY ADJOUNRMENTS THEREOF.

Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by Blue Hat Interactive Entertainment Technology materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings.

Email Address: ____ ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE.
(Continued and to be signed on Reverse Side)